FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2005

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd (“Company”) for the quarter ended June 30, 2005.  It should be read in conjunction with the consolidated financial statements and notes for the related periods.

Company Overview

Dejour Enterprises Ltd (the “Company”) is a junior resource company trading on TSX Venture Exchange, under the symbol (“DJE-V”).  The Company’s objective is to acquire and develop early stage energy projects. In November 2004, the Company was reactivated to Tier 2 Issuer status at the TSX Venture Exchange.

History of Uranium Exploration in Athasbasca Basin

Dejour’s Uranium Properties are situated along the western and eastern margins and in the center of the Athabasca Basin. The Athabasca Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade type of uranium deposit along the eastern edge of the Basin at Rabbit Lake. This marked the beginning of the uranium exploration boom in the Athabasca Basin. Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca –basement contact.

The basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved were Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the basin. The exploration work carried out to date on and in the vicinity of Dejour’s has not been exhaustive. New and improved exploration technologies successful in defining anomalies elsewhere in the Athabasca Basin are now being utilized on Dejour’s properties.

Property Geology

The Dejour properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks. These in turn are overlain by the flat lying late Proterozoic Athabasaca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers. The thickness of the sandstone varies considerably from property to property.

On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 50 to 800m thick. On several properties the sandstone is cut by thin diabase dykes. Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Athabasca Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the Dejour properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Athabasca Basin.

Current Uranium Holdings

As at August 23, 2005 the Company held the fifth largest mineral holdings in the Athabasca Basin.  The Company currently has 100% interest in the following properties:

Virgin Trend

164,207 ha.

 405,763 acres

R-Seven

  49,996 ha.

 123,542 acres

Sand Hill Lake

  46,884 ha.

  115,852 acres

Fleming Island

  27,354 ha.

   67,593 acres

Gartner Lake

  24,157 ha

   59,693 acres

Maybelle River

  16,473 ha

   40,706 acres

Meanwell Lake

  14,989 ha.

   37,038 acres

Thorburn Lake

    2,802 ha

     6,924 acres

Hoppy North

    1,924 ha

     4,754 acres

Hoppy Sorth

    1,271 ha

     3,141 acres

Umpherville Lake

    1,095 ha

     2,706 acres

Sheila Project

       759 ha

     1,875 acres

Umpherville West

       321 ha

        793 acres

Bozo Project

       154 ha

        380 acres

Total

352,386 ha.

870,761 acres

2005 Activities

Since acquiring the properties in 2004 and 2005 Dejour has concentrated on compiling the historical uranium exploration data.  This was done in order to properly assess the work that was done historically on the properties so as to determine how best to follow up on existing anomalies and to determine which exploration techniques should be used to further explore the properties. Seven of Dejour’s properties have recently been flown with state of the art electromagnetic equipment.

Dejour began its summer exploration in July 2005 by carrying out airborne geophysical surveys on its properties on the west side of the Athabasca Basin to better define basement graphitic horizons.  It began lithogeochemical sampling of sandstone boulders in order to define geochemical anomalies which may help define areas of alteration associated with uranium mineralization. Lithogeochemistry has been used with success in the eastern part of the basin.

Oil & Gas Exploration

The Company currently holds interests in two oil and gas properties and has not yet determined if these properties contain an economic resource.  The Company has written these properties to a nominal value. In the future, once additional data on the property is reworked, the Company intends to expend further funds on the exploration of these properties.  The company is also seeking new resource exploration projects of merit.

By agreement dated August 15, 2001 the Company entered into an option to acquire a working interest in the Turtle Bayou #16 well in Terrebonne Parish, Louisiana, from a private company controlled by a Director.  The Company determined that the well was not commercially productive and wrote down its investment to a nominal carrying value in 2003.  Should the Company wish to retain its interest in the well, it will be required to fund its proportionate share of future drilling costs, which are currently not determinable.

In 2004, the Company acquired the rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect.  This prospect was developed using new exploration techniques proprietary to the operator.    At its option, the Company can extend the joint venture beyond the Golden Prairie Prospect to further cover a total of 288 sections of prospective oil and gas lands referred to as the Fox Project.  The Company has an option to participate up to 50% in prospects developed in the Fox Prospect.

The Company completed initial drilling on the Golden Prairie Prospect, determined that the well was not commercially productive and wrote down its investment to nominal carrying value which resulted in a loss on impairment of $102,016.

Financing and Share Capital

As at June 30, 2005, the Company had $5.6 million in cash.  This strong financial position allows the Company to carryout its exploration plan.  It is also actively pursuing revenue generating projects of merit in the energy sector.

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value ($)
Common shares issued:
Balance at December 31, 2003	9,595,962	880,059

Common shares issued during 2004:
- private placement	6,000,000	1,796,760
- bridge loan financing fee	200,000	50,000

Balance at December 31, 2004	15,795,962	2,726,819
- private placement	9,912,714	5,694,997
- shares issued for service	11,500	9,200
- exercise of stock options	7,882	4,512
Balance at June 30, 2005	25,728,058	8,435,528

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common shares units at $0.30 per unit.  Each unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005.  As at December 31, 2004, 1,500,000 share purchase warrants were outstanding.  Proceeds from the exercises of flow-through warrants can only be spent on Canadian Exploration Expenditures (“CEE”), as defined in the Income Tax Act.

Gross proceeds from the issuance of flow-through common shares and common shares were $1,050,000 and $900,000 respectively.

During 2004, the Company issued 200,000 shares, valued at $0.25 per share to a company controlled by a director as part of the consideration for a $250,000 bridge loan.

In January, 2005, the Company completed two private placements and issued a total of 1,650,000 common shares at $0.50 per share for gross proceeds of $825,000.

In March 2005, the Company issued 8,076,923 common shares unit at $0.65 per unit for gross proceeds of $5,250,000.  The Company also issued 185,791 common shares units to Agents as finders’ fees.  Each unit consisted of one common share and one half of a share purchase warrant, exercisable at $0.80 per share by March 17, 2007.

In the first quarter of 2005, through these three private placements, the Company raised total gross proceeds of $6,075,000, through the issuance of 8,262,714 common share units and 1,650,000 common shares.  In the second quarter of 2005, the Company issued 11,500 shares to a consultant for assisting the Company to register with the US Securities Exchange Commission as a foreign private issuer.

Stock Options and Contributed Surplus

In November 2004, the Company granted a total of 950,000 options to its insiders, consultants and advisors.  These options vest on a quarterly basis over three years.  The vested options can be exercised to October 31, 2009 to purchase common shares of the Company at $0.275 per share.  The granting of these options will result in stock based compensation expense of $181,600 being recorded over the vesting period representing the fair value of these options, of which $28,091 was recorded during the six months period ended June 30, 2005.  In accordance with the new accounting recommendations effective January 1, 2003, the Company is required to expense the fair value of all stock options granted.

In February 2005, the Company granted a total of 569,192 options to its insiders and consultants.  These options vest on a quarterly basis over three years.  The vested options can be exercised to February 8, 2008 to purchase common share of the Company at $0.55 per share.  The granting of these options will result in stock based compensation expense of $181,700 being recorded over the vesting period representing the fair value of these options, of which $28,933 was recorded during the six months period ended June 30, 2005.

In April 2005, the Company granted a total of 67,118 options to its insiders and consultants.  These options vest on a quarterly basis over three years.  The vested options can be exercised to April 15, 2008 to purchase common share of the Company at $0.66 per share.  The granting of these options will result in stock based compensation expense of $28,900 being recorded over the vesting period representing the fair value of these options, of which $2,405 was recorded during the six months period ended June 30, 2005.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	-
Options granted	950,000	$0.275
Options exercised	-	-
Options cancelled and expired	-	-

Balance, December 31, 2004	950,000	$0.275	4.9 years

Options granted	636,310	$0.56
Options exercised	(7,882)	0.31
Options cancelled and expired	(67,118)	0.37

Balance, June 30, 2005	1,511,310	$0.378	3.5 years

In the second quarter of 2005, 117,854 options were vested resulting in a stock-based compensation expense of $29,385 which has been recorded as contributed surplus.  As at June 30, 2005, 275,470 of these options had vested.

5.

Warrants and Agents’ Options

Warrants outstanding are as followed:

# of Warrants	Exercise Price	Expiry Date

1,500,000	$0.45	December 31, 2005
250,000	$0.65	September 30, 2005
4,131,357	$0.80	March 17, 2007

As part of the private placement completed in March 2005, the Company granted the Agent 717,692 compensation options which entitles the Agent to purchase, at an exercise price to $0.70, one common share and one half of one non-transferable common share purchase warrant.  The compensation options may be exercised before March 17, 2007.  Each whole warrant is exercisable into one common share before March 17, 2007 at an exercise price of $0.85.

Related Party Transactions

In the first quarter of 2005, the Company reimbursed $155,504 to a private company controlled by a director for certain out of pocket uranium exploration expenditures paid by the private company to an unrelated party.  Furthermore, the Company purchased $57,350 of office furniture and equipment from a private company controlled by a director.  The Company incurred consulting fee of $22,500 to a private company controlled by a Director.

In the second quarter of 2005, the Company incurred consulting fees of $30,000 and $40,500 respectively to two private companies controlled by two Directors of the Company.

Results of Operations – 2005 2nd Quarter

The Company’s net loss for 2005 Q2 was $410,504 or $0.02 per share, compared to a net loss of $31,857 or $(0.00) per share for 2004 Q2.

Interest revenue in 2005 Q2 was $28,677.

In 2005 Q2, exploration expenses were higher than those in 2004 Q2, as the Company had been actively evaluating energy exploration projects of merit.  Regulatory filing fees were higher than those in 2004 Q2, due to expenses related to pursuing registration with US Securities Exchange Commission (SEC).

Investor relations expense also increased due to higher printing and mailing costs for AGM materials, and management attended trade shows to increase the Company’s market presence.  Legal and professional fees increased as the Company hired consultants to search for energy related projects of merits.  Office and general expenses increased due to higher rent and moving costs to new office.

In 2005 Q2, general exploration expenses not capitalized to any particular properties was $29,948.  The Company recorded $29,385 stock based compensation expenses, calculated using the Black-Scholes option pricing model.

Summary of Quarterly Results

(Unaudited - Prepared by Management)

Quarter ended year	June 30, 2005 $	Mar 31, 2005 $	Dec 31, 2004 $	Sep 30, 2004 $	June 30, 2004 $	Mar 31, 2004 $	Dec 31, 2003 $	Sep 30, 2003 $
Revenues	28,677	10,507	Nil	Nil	Nil	Nil	2	3
Net Loss	(410,504)	(188,525)	(310,446)	(30,114)	(31,857)	(19,682)	(17,096)	(15,581)
Loss per share (1)	(0.02)	(0.01)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Fully diluted loss per share	(0.02)	(0.01)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Note:  (1) Adjusted for 3:1 stock consolidation

Liquidity

The Company completed four separate private placements since December 2004.  As a result, working capital position improved significantly.

Cash balances increased to $5,608,496 on June 30th, 2005 from $1,592,838 on December 31st, 2004 and $87,460 on June 30th, 2004.  Working capital balances on June 30th, 2005 were $5,649,969 as compared to $1,592,838 and $67,409 on December 31st, 2004 and June 30th, 2004 respectively.

As part of the flow-through shares subscription agreements, the Company agreed to spend at least $1,050,000 on Canadian Exploration Expenditures (“CEEs”) by December 31st, 2005.  Approximately $253,000 of the cash balance on June 30th, 2005 was restricted to CEEs.  As at August 23rd, 2005, the Company had fulfilled its commitment on CEEs.

Forward Looking Statements

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements.  The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.